## TAYLOR SECURITIES, INC.

## FINANCIAL STATEMENTS, FORMX-17A-5, PART III
### SUPPLEMENTARY INFORMATION
### AND
### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## SEPTEMBER 30, 2018

# TAYLOR SECURITIES, INC.

## FINANCIAL STATEMENTS, FORMX-17A-5, PART III
### SUPPLEMENTARY INFORMATION
### AND
### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
### SEPTEMBER 30, 2018

## CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36712 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 9/30/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle Suite 400
(No. and Street)

| Brentwood | TN | 37027 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moody 615-372-1356
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLP
(Name – *if individual, state last, first, middle name*)

| 222 2nd Avenue South, Suite 1240 | Nashville | TN | 37201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, MARTHA S MASON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities, Inc., as of SEPTEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martha S. Mason
Signature

PRESIDENT
Title

Renee Brown
Notary Public

RENEE BROWN STATE OF TENNESSEE NOTARY PUBLIC WILSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


**Cherry** Bekaert LLP
*CPAs & Advisors*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Taylor Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taylor Securities, Inc. (the Company") as of September 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

*Cherry Bekaert LLP*

Nashville, Tennessee
November 14, 2018

# TAYLOR SECURITIES. INC.

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2018

### ASSETS

CURRENT ASSETS

| | |
|---|---|
| Cash and cash equivalents | $190,853 |
| Deposit with clearing broker | 25,060 |
| Commissions receivable | 245,440 |

| | |
|---|---|
| TOTAL ASSETS | $461,353 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

| | |
|---|---|
| Accounts payable and accrued expenses | $86,389 |

STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common stock, $1 stated value; 2,000 shares authorized, | |
| 1,250 shares issued and outstanding | 1,250 |
| Additional paid-in capital | 28,100 |
| Retained earnings | 345,614 |

| | |
|---|---|
| TOTAL STOCKHOLDERS' EQUITY | 374,964 |

| | |
|---|---|
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $461,353 |

The accompanying notes are an integral part of the financial statements.

# TAYLOR SECURITIES, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED SEPTEMBER 30, 2018

| | |
|---|---:|
| **REVENUES** | |
| Commissions | $ 614,847 |
| Registered investment advisor fees | 1,111,061 |
| | |
| TOTAL REVENUES | 1,725,908 |
| | |
| OPERATING EXPENSES | 1,709,626 |
| | |
| OPERATING INCOME | 16,282 |
| | |
| OTHER INCOME | 314 |
| | |
| EARNINGS BEFORE STATE INCOME TAXES | 16,596 |
| | |
| STATE INCOME TAX EXPENSE | -0- |
| | |
| NET EARNINGS | $ 16,596 |

The accompanying notes are an integral part of the financial statements.

# TAYLOR SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### FOR THE YEAR ENDED SEPTEMBER 30, 2018

|  | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|
| BALANCE-SEPTEMBER 30, 2017 | $ 1,250 | $ 28,100 | $ 329,018 | $ 358,368 |
| NET EARNINGS | -0- | -0- | 16,596 | 16,596 |
| BALANCE-SEPTEMBER 30, 2018 | $ 1,250 | $ 28,100 | $ 345,614 | $ 374,964 |

The accompanying notes are an integral part of the financial statements.

# TAYLOR SECURITIES, INC.

## STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED SEPTEMBER 30, 2018

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Cash received from securities companies and investors | $ 1,679,313 |
| Cash paid to suppliers and employees | (1,696,673) |
| Other income received | 280 |
| | |
| NET CASH USED IN OPERATING ACTIVITIES | (17,080) |
| | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (17,080) |
| | |
| CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR | 207,933 |
| | |
| CASH AND CASH EQUIVALENTS-END OF YEAR | $ 190,853 |

### RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | |
|---|---:|
| Net Income | $ 16,596 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Increase in operating assets: | |
| Deposit with clearing broker | (34) |
| Commissions receivable | (46,596) |
| | |
| Increase in operating liabilities: | |
| Accounts payable and accrued expenses | 12,954 |
| | |
| TOTAL ADJUSTMENTS | (33,676) |
| | |
| NET CASH USED IN OPERATING ACTIVITIES | $ (17,080) |

The accompanying notes are an integral part of the financial statements.

# NOTES TO FINANCIAL STATEMENTS

## SEPTEMBER 30, 2018

## NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

### Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at September 30, 2018.

### Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2018

## NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income Taxes (Continued)

The Company files income tax returns in the U.S. federal jurisdiction and the State of Tennessee. The Company's U.S. federal income tax returns for years prior to 2015 are no longer open to examination. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

### Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

### Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

### Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Accounting Policies for Future Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 clarifies the principles for recognizing revenue and develops a common revenue standard under GAAP under which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company for the fiscal year ending September 30, 2020. The Organization is currently evaluating the effect of the implementation of this new standard.

### Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2018 and November 14, 2018 the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### SEPTEMBER 30, 2018

## NOTE 3 - CONCENTRATION OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may at times exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's accounts up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $1,900,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company as a result of changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

## NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or the transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable, for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

## NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $73,860 at September 30, 2018.

Total salaries, bonuses and commissions included in the operating expenses that were paid to stockholders and other related parties amounted to $770,310 in 2018.

## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### SEPTEMBER 30, 2018

NOTE 5 -RELATED PARTY TRANSACTIONS (CONTINUED)

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $810,926 in 2018.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital, as defined, of $111,085, which was $61,085 in excess of its required net capital of $50,000. The Company's net capital ratio was .7777 to 1.

SUPPLEMENTARY INFORMATION

# TAYLOR SECURITIES, INC.

## COMPUTATION OF NET CAPITAL

### SEPTEMEBER 30, 2018

| | |
|---|---:|
| TOTAL STOCKHOLDER'S EQUITY | $ 374,964 |
| **LESS NONALLOWABLE ASSETS AND HAIRCUTS** | |
| Raymond James restricted account | 25,060 |
| RIA fee commissions due | 236,797 |
| Commissions over 30 days | 11 |
| Haircuts – money market funds maintained with clearing broker at 2% | 2,011 |
| TOTAL NONALLOWABLE ASSETS AND HAIRCUTS | 263,879 |
| NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2018 UNAUDITED FOCUS REPORT-PART IIA) | $ 111,085 |
| NET CAPITAL REQUIRED | $ 50,000 |
| EXCESS CAPITAL | $ 61,085 |
| **AGGREGATE INDEBTEDNESS** | |
| Accounts payable and accrued expenses | $ 86,389 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 86,389 |
| NET CAPITAL LESS THE GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED | $ 51,085 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 77.77% |

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

# TAYLOR SECURITIES, INC.

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

### SEPTEMBER 30, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2018

The net capital computed on Page 15 and the Company's computation of net capital on its September 30, 2018 Focus Report-Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

# TAYLOR SECURITIES, INC.

## RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

### SEPTEMBER 30, 2018

Not applicable.

## TAYLOR SECURITIES, INC.

## MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

### SEPTEMBER 30, 2018

None.



Cherry Bekaert LLP
CPAs & Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Taylor Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
November 14, 2018



taylor wealth solutions

September 30, 2018

Mr. Brady Perniciaro
FINRA- District 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA. 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Mr. Perniciaro;

Pursuant to new requirements with respect to SEC Rule 17a-5, Taylor Securities, Inc. claims exemption from Rule 15c3-3 under paragraph (k}(2}(ii) of the Rule ( "Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended September 30, 2018.

Taylor Securities, Inc. met the above-mentioned exemption provisions throughout the year ended September 30, 2018 without exception.

Sincerely,

Martha S. Mason

President

100 Winners Circle N | Suite 400 | Brentwood, TN | 37027 | taylorwealthsolutions.com | 615.373.4111
Taylor Financial Corp. | Taylor Securities, Inc.* | Taylor/Webster, Inc.
*Member FINRA/SIPC



**Cherry** Bekaert LLP

*CPAs & Advisors*

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
### APPLYING AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors of
Taylor Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investors Protection Corporation ("SIPC") for the year ended September 30, 2018, which were agreed to by Taylor Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Cherry Bekaert LLP*

Nashville, Tennessee
November 14, 2018

| SIPC-7 | | SIPC-7 |
|---|---|---|
| (35-REV 6/17) | | (35-REV 6/17) |

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

For the fiscal year ended **9/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 36712   FINRA   SEP
> TAYLOR SECURITIES INC
> 100 WINNERS CIR N STE 400
> BRENTWOOD TN 37027-1074

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)  $ __1673__

   B. Less payment made with SIPC-6 filed (**exclude interest**)  ( __785__ )
   __4/20/18__
   Date Paid

   C. Less prior overpayment applied  ( __–__ )

   D. Assessment balance due or (overpayment)  __888__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum  _____

   F. Total assessment balance and interest due (or overpayment carried forward)  $ __888__

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑  Funds Wired ☐
   Total (must be same as F above)  $ _____

   H. Overpayment carried forward  $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_Taylor Securities, Inc._
(Name of Corporation, Partnership or other organization)

_[signature]_
(Authorized Signature)

Dated the __24th__ day of __Oct__ , 20__18__ .

_CCO_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____  _____  _____
        Postmarked    Received    Reviewed

Calculations _____        Documentation _____        Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

**Eliminate cents**

**Item No.**

| Item | Amount |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,726,222 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | - |
| (2) Net loss from principal transactions in securities in trading accounts. | - |
| (3) Net loss from principal transactions in commodities in trading accounts. | - |
| (4) Interest and dividend expense deducted in determining item 2a. | - |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | - |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | - |
| (7) Net loss from securities in investment accounts. | - |
| Total additions | 1,726,222 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 600,339 |
| (2) Revenues from commodity transactions. | - |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 10,050 |
| (4) Reimbursements for postage in connection with proxy solicitation. | - |
| (5) Net gain from securities in investment accounts. | - |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | - |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | - |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest<br>(Deductions in excess of $100,000 require documentation) | 314 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 610,703 |
| 2d. SIPC Net Operating Revenues | $ 1,115,519 |
| 2e. General Assessment @ .0015 | $ 1673 |

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